Precision Biologics for Life NYSE: AMAM November 2021 Exhibit 99.1

Forward-Looking Statements © 2021 Ambrx Biopharma Inc. All rights reserved Certain statements contained in this presentation, other than statements of historical fact, are "forward-looking" statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “believes,” “expects,” “hopes,” “may,” “will,” “plan,” “intends,” “estimates,” “could,” “should,” “would,” “continue,” “seeks,” “pro forma,” or “anticipates,” or other similar words (including their use in the negative), or by discussions of future matters. These forward-looking statements include, without limitation, statements regarding the timing, progress and results of preclinical studies and clinical trials for our product candidates; our product development plans and strategies; plans and expectations with respect to regulatory filings and approvals; the potential benefits and market opportunity for our product candidates and technologies; expectations regarding future events under collaboration and licensing agreements, as well as our plans and strategies for entering into further collaboration and licensing agreements; and expectations regarding our future financial position and results of operations.   Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially and historical results should not be considered as an indication of future performance. These risks and uncertainties include, among others, risks inherent in the development and regulatory approval process for novel therapeutics; the fact that future preclinical and clinical results may not be consistent with prior results; potential delays in development timelines, including delays in clinical trials; the potential impact of the COVID-19 pandemic; our reliance on third parties for development and manufacturing activities; changes in competitive products or in the standard of care; the risk of early termination of collaboration agreements; the risk that our proprietary rights may be insufficient to protect our product candidates or that we could infringe the proprietary rights of others; the fact that we will need additional capital and such capital may not be available on acceptable terms or at all; and changes in laws and regulations.   These forward-looking statements are based on information available to, and expectations of, Ambrx as of the date of this presentation. Ambrx disclaims any obligation to update these forward-looking statements, except as may be required by law.

Leadership Feng Tian, Ph.D. CEO & President Joy Yan, M.D., Ph.D. CMO Simon Allen, MBA CBO Executive Leadership Team Sonja Nelson, CPA CFO Shawn Zhang, Ph.D.  SVP, R&D Operations Scientific Advisory Board Peter Schultz Melissa Starovasnik Stuart Lutzker Jakob Dupont Luisa Salter-Cid Feng Tian © 2021 Ambrx Biopharma Inc. All rights reserved

Company Overview

Proprietary technology platform with broad and long-lasting IP protection

- Pioneer of a proprietary technology for incorporation of synthetic amino acid (SSA) into protein manufacture in living industry standard cell lines, including *E. Coli* and CHO cells
- Enables site-specific Engineered Precision Biologics (EBPs), such as Antibody Drug Conjugates (ADCs), bispecifics, ISACs and smart cytokines

Lead asset ARX788 (HER2 ADC) in three pivotal trials with a defined path to commercialization

- FDA **Fast Track** and China NMPA **Breakthrough Therapy** Designations for breast cancer and FDA **Orphan Drug** Designation for gastric cancer

ACE-Breast-01	Phase 1 for heavily pre-treated HER2+ metastatic breast cancer **66% (19 of 29 patients) confirmed ORR and 100% DCR, tolerable safety profile***	(China – Enrollment Completed)
ACE-Breast-02	Phase 3 pivotal trial for HER2+ metastatic breast cancer	(China – Ongoing)
ACE-Breast-03	Phase 2 pivotal trial for HER2+ metastatic breast cancer	(Global – Ongoing)
ACE-Gastric-02	Phase 3 pivotal trial for gastric/GEJ cancer	(Global – Ongoing)

Broad internal pipeline of Antibody Drug Conjugates (ADCs) and Immuno-Oncology (IO) programs initially targeting cancer

- Additional ADCs in various stages of development, including an ongoing Phase 1 trial for ARX517 (anti-PSMA ADC)
- 3 IO programs including smart cytokines (PEG-IL2), bispecifics (CD3-folate) and TLR7/8 antibody conjugates in development

Strong cash position from successful IPO

- Cash and cash equivalents of $167.2 million as of June 30, 2021
- Successful June 2021 IPO raised $126.0 million in gross proceeds
- July 2021 greenshoe option exercise resulted in additional gross proceeds of $16.1 million

4 © 2021 Ambrx Biopharma Inc. All rights reserved

* Data Cut-off for ACE-Breast-01 is Apr-07-2021

AMBRX

Internal Pipeline © 2021 Ambrx Inc. All rights reserved Candidate Indications Trial Setting (Name) Preclinical Phase 1 Phase 2 Phase 3 Next Anticipated Milestone(s) Ambrx Rights ADC Oncology ARX788 Anti-HER2 ADC HER2+ mBC (FDA granted Fast Track Designation and NMPA granted Breakthrough Designation for HER2+ Metastatic Breast Cancer) 2L+ (ACE-Breast-01) Additional Phase 1 data by the end of 2021 Worldwide ex-China 2L+ (ACE-Breast-02) Topline Phase 3 data by end of 2022 Worldwide ex-China Post-T-DXd/T-DM1/Tucatinib (ACE-Breast-03) Interim Phase 2 data in 1H 2023 Worldwide ex-China HER2+ Gastric Cancer (FDA granted ARX788 Orphan Drug Designation for Gastric Cancer) ACE-Gastric-01 Additional Phase 1 data in 2H 2022 Worldwide ex-China ACE-Gastric-02 Interim Phase 2/3 data in 1H 2023 Worldwide ex-China Solid Tumors ACE-Pan Tumor-01 Additional Phase 1 data in 2H 2022 Worldwide ex-China Her2-Mutated or -Amplified Solid Tumors ACE-Pan Tumor-02 Phase 2 FPI by end of 2021 Worldwide ex-China ARX517 Anti-PSMA ADC PSMA + solid tumors PSMA + solid tumors Initial Phase 1 safety data in 1H 2022 Worldwide ARX305 Anti-CD70 ADC Cancer RCC and other cancers Submit IND in 1H 2022 Worldwide ex-China Immuno-Oncology ARX102 Smart PEG-IL 2 Cancer -- Submit IND in 1H 2022 Worldwide ex-China ARX822 CD3-folate Bispecific Cancer -- Submit IND in 2H 2022 Worldwide ex-China TLR7/8-agonist Immune stimulating antibody conjugate Cancer -- Nominate lead candidate in 1H 2022 Worldwide Ambrx Sponsored US Study NovoCodex Sponsored China Study NovoCodex Sponsored China Study Ambrx Sponsored US/Australia Study Ambrx Sponsored Global Study NovoCodex and Ambrx Sponsored Global Study NovoCodex Sponsored China Study Ambrx Sponsored Global Study

Our Proprietary Platforms and Technologies

Ambrx Technology Designed to Overcome Limitations of Natural Proteins and Greatly Enhance Protein Therapeutics Using E.coli to produce simple and single domain proteins; without post-translation modifications; scaled up to 50,000 L Broad Collection of Payloads:  Cytotoxic agents  Immune stimulators PK extenders ReCODE EuCODE Incorporation of SAAs Payloads and Linkers Orthogonal Conjugation Full In-House Capabilities Techniques incorporate SAAs into proteins in living cells Using mammalian cells to produce large and complex protein; scaled up to 2,000 L; provide post-translation modifications Linkers: Non-cleavable linkers Cleavable linkers with a variety of cleaving mechanisms Oxime chemistry Click chemistry Orthogonal to native amino acids conjugation chemistry: Highly stable at physiological condition Research capabilities: Chemistry  Protein design Process development Preclinical studies Clinical studies Intellectual Property Over 60 issued U.S. patents and 40 pending U.S. patent applications with global executions– up to 2039 Other exclusively licensed patent rights 17-plus years of know-how and trade secrets © 2021 Ambrx Biopharma Inc. All rights reserved

The Versatility and Breakthrough Nature of Our Platform Is Demonstrated By Ability to Generate Novel Product Candidates Antibody-Drug Conjugates ARX-788 Bi-specifics aCD3-folate Broad, Pioneering, and Dominant IP Positions Expanded genetic code creates engineered proteins by site-specifically incorporating SAAs Enables precise modification and conjugation Potential for wider therapeutic index and improved drug properties PEGylated candidate Half-Life Extension © 2021 Ambrx Biopharma Inc. All rights reserved

Continuing the Biotech Revolution: Expanding the Genetic Code and Enabling New Chemistry and Site-Specific Conjugation © 2020 Ambrx Inc. All rights reserved 2 Conventional Conjugates  POC that conjugations work and can support billion-dollar drugs Typically relies on lysines and cysteines for conjugation, resulting in a mixture of sub-optimal and poorly designed molecules Lacks the benefits of a single optimized structure Next Generation EPBs Pioneered an expanded genetic code to incorporate SAAs into protein to create a single optimized molecule Ability to design new biological mechanisms while optimizing drug-like properties Rapid Structure Activity Relationships (SAR) and unconstrained design parameters using the full spectrum of available biologics    Flexible chemistry enables us to design proprietary payloads from the ground-up Ambrx manufactures in commercially friendly bacterial and mammalian cell systems Natural Proteins Natural hormones, cytokines, interferons and antibodies limit the potential of drug candidates Endogenous proteins never designed to be injected or infused © 2021 Ambrx Biopharma Inc. All rights reserved

ARX788: Site-Specific ADC for Breast, Gastric, and HER2-expressing or HER2-mutated Cancers The Design: Potential Advantages: Overcome the stability limitations commonly found in conventional conjugation techniques Minimize off-target toxicity caused by premature detachment of the cytotoxic payload in blood circulation  Increases drug delivery efficiency (percent of payload delivered to target tumor) Reduce the total amount of drug necessary to deliver a therapeutic effect  Antibody: fully humanized anti-HER2 antibody incorporated a SAA at the optimized location on each of the two heavy chains to enable site-specific conjugation  Conjugation: Payload is conjugated to the incorporated SAA to create an ADC with DAR of 2 using a highly specific and stable oxime chemistry Payload: AS269 - A potent non-cell permeable cytotoxic agent designed to induce target cell death only after being internalized in the tumor cell induced by antibody binding to its target  © 2021 Ambrx Biopharma Inc. All rights reserved

Lead Clinical Program: ARX788 Anti-HER2 ADC

Summary of ARX788 Clinical Trials

Study No.	Phase	Brief Description	Region	Study Status
ACE-Pan Tumor-01	Phase 1	Dose escalation and cohort expansion (including HER2-low breast) in various tumors with HER2 Overexpression (N=160)	US and Australia	Ongoing
ACE-Breast-01	Phase 1	Dose escalation and cohort expansion in HER2-positive Breast Cancer (N=69)	China	Ongoing
ACE-Gastric-01	Phase 1	Dose escalation and cohort expansion study in HER2 positive gastric cancer (N=30)	China	Ongoing
ACE-Pan tumor-02	Phase 2	Phase 2 trial of ARX788 HER2-mutated or HER2-amplified/over-expressed solid tumors (N=250)	Global	Initiated
ACE-Breast-02	Phase 2/3	Randomized trial of ARX788 versus lapatinib plus capecitabine in HER2-positive metastatic breast cancer (N=440)	China	Ongoing
ACE-Breast-03	Phase 2	ARX788 as monotherapy for HER2- positive metastatic breast cancer post T-DM1, and/or T-DXd, and/or tucatinib treatment (N=200)	Global	Ongoing
ACE-Gastric-02	Phase 2/3	A randomized trial of ARX788 versus physician's choice in 2nd line HER2-positive gastric/GEJ cancer (N= 405)	Global	Ongoing

- ✓ **FDA granted Fast Track Designation for HER2+ Metastatic Breast Cancer (Dec 2020)**
- ✓ **FDA granted Orphan Drug Designation for Gastric Cancer (Jan 2021)**
- ✓ **China NMPA granted Breakthrough Therapy Designation for HER2+ Metastatic Breast Cancer (May 2021)**

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© 2021 Ambrx Biopharma Inc. All rights reserved
AMBRX

Ongoing ACE-Breast-01 and ACE-Pan-Tumor-01 Trials ACE-Breast-01 ACE-Pan-Tumor-01 Phase 1a Dose Escalation Dose Level  (N: Response Evaluable) Confirmed ORR DCR Dose Level (N: Response Evaluable)  Confirmed ORR DCR 0.33 & 0.66  mg/kg (N=6) 0% 83% 0.66 mg/kg (N=5) 20% 60% 0.88 mg/kg (N=7) 14% 86% 0.88 mg/kg (N=9) 11% 78% 1.1 mg/kg (N=11) 27% 100% 1.1 mg/kg (N=3) 33% 67% 1.3 mg/kg (N=16) 50% 88% 1.3 mg/kg (N=8) 0% 100% 1.5 mg/kg (N=29) 66% 100% 1.5 mg/kg (N=3) 67% 100%        Data Cut-off : ACE-Breast-01 is Apr-07-2021; ACE-Pan-Tumor-01 is Apr-08-2021 © 2021 Ambrx Biopharma Inc. All rights reserved

ARX788: Deep Response in ACE-Breast-01 (1.3 and 1.5 mg/kg Cohorts) Presented at ASCO 2021 Data cut-off: Apr-07-2021 © 2021 Ambrx Biopharma Inc. All rights reserved

ARX788 Showed Rapid, Deep and Durable Response in ACE-Breast-01 (1.3 and 1.5 mg/kg cohort) Presented at ASCO 2021 Data cut-off: Apr-07-2021 © 2021 Ambrx Biopharma Inc. All rights reserved

Clinical Efficacy (Ongoing ACE-Gastric-01 Trial) ACE-Gastric-01 Dose Level  (N: Response Evaluable) ORR DCR 1.3 mg/kg (N=7)* 42.9% 57.1% 1.5 mg/kg (N=13) 46.2% 46.2% 1.7 mg/kg (N=7) 42.9% 85.7% All (N=27) 44.4% 59.3% Presented at CSCO 2021 Data cut-off: Jun-30-2021 *Two subjects are considered not evaluable due to lack of on treatment tumor measurements. © 2021 Ambrx Biopharma Inc. All rights reserved

Summary of ARX788 Safety Data (All Cohorts) ARX788 (All Treated Population) Number of patients (%)  ACE-Breast-01 (N=69) ACE-Pan-Tumor-01 (N=49) ACE-Gastric-01 (N=30) All AEs (regardless of causality) 69 (100%) 44 (89.8%) 30 (100%) Drug-related AEs (any grade) 67 (97.1%) 38 (77.6%) 28 (93.3%) All AEs ≥ Grade 3 16 (23.2%) 14 (28.6%) 9 (30.0%) Drug-related AEs ≥ Grade 3  8 (11.6%) 4 (8.2%) 3 (10.0%) All SAEs 7 (10.1%) 11 (23.1%) 7 (23.3%) Drug-related SAEs  1 (1.4%) 2 (4.1%) 2 (6.7%) AEs leading to discontinuation  3 (4.3%) 5 (10.2%) 2 (6.7%) Drug-related Deaths 0 0 0 Data cut-off: Jun-30-2021 for ACE-Breast-01, Jul-14-2021 for ACE-Gastric-01, Jul-12-2021 for ACE-Pan-Tumor-01 © 2021 Ambrx Biopharma Inc. All rights reserved

Systemic Toxicity: ARX788 (All Cohorts) Data cut-off: Jun-30-2021 for ACE-Breast-01, Jul-14-2021 for ACE-Gastric-01, Jul-12-2021 for ACE-Pan-Tumor-01 ARX788 (All Treated Population) Number of patients (%)  Enhertu (5.4 mg/kg)* Number of patients (%) ACE-Breast-01 (N=69) ACE-Pan-Tumor-01 (N=49) ACE-Gastric-01 (N=30) All Grades Grade 3 or 4 All Grades Grade 3 or 4 All Grades Grade 3 or 4 Nausea 3 (4.3%) 0 12 (24.5%) 1 (2%) 2 (6.7%) 0 Vomiting 4 (5.8%) 0 5 (10.2%) 1 (2%) 4 (13.3%) 1 (3.3%) Constipation 6 (8.7%) 0 7 (14.3%) 0 2 (6.7%) 0 Diarrhea 4 (5.8%) 0 6 (12.2%) 0 9 (30%) 0 Neutropenia 14 (20.3%) 1 (1.4%) 2 (4.1%) 0 7 (23.3%) 0 Decreased WBC  13 (18.8%) 0 2 (4.1%) 0 8 (26.7%) 0 Thrombocytopenia 10 (14.5%) 1 (1.4%) 4 (8.2%) 0 10 (33.3%) 0 Anemia 6 (8.7%) 0 7 (14.3%) 2 (4.1%) 16 (53.3%) 3 (10%) Fatigue 20 (29%) 0 17 (34.7%) 1 (2%) 5 (16.7%) 0 Neuropathy 0 0 2 (4.1%) 0 0 0 Dizziness 2 (2.9%) 0 4 (8.2%) 0 2 (6.7%) 0 Headache 3 (4.3%) 0 10 (20.4%) 0 2 (6.7%) 0 © 2021 Ambrx Biopharma Inc. All rights reserved

Adverse Events of Special Interest (All Cohorts) *Included one subject from ACE-Pan tumor-01 study with event terms updated from dry eye and eye discomfort to ocular surface disease **Included verbatim term of corneal epithelial injury Data Cut-off : Jun-30-2021 for ACE-Breast-01, Jul-14-2021 for ACE-Gastric-01; Jul-12-2021 for ACE-Pan tumor-01 ARX788 (All Treated Population)  Number of patients (%)  ACE-Breast-01  (N=69) ACE-Pan tumor-01 (N=49) ACE-Gastric-01 (N=30) All Grades Grade 3 All Grades Grade 3 All Grades Grade 3 Pneumonitis/ILD 23 (33.3%) 3 (4.3%) 2 (4.1%) 1 (2.6%) 4 (13.3%) 1 (3.3%) AST increased 47 (68.1%) 0 6 (12.2%) 0 14 (46.7%) 0 ALT increased 37 (53.6%) 0 4 (8.1%) 1 (2.6%) 10 (33.3%) 0 Dry eye* 15 (21.7%) 0 10 (24.4%) 0 16 (53.3%) 0 Blurred vision 15 (21.7%) 2 (2.9%) 7 (14.3%) 0 8 (26.7%) 1 (3.3%) Keratopathy** 32 (46.4%) 3 (4.3%) 2 (4.1%) 0 7 (23.3%) 0 Eye discomfort* 2 (2.9%) 0 1 (2.6%) 0 0 0 No grade 4 and above

Summary of ARX788 Phase 1 Clinical Trials             Clinical response in heavily pre-treated patients whose disease is resistant/refractory to       other HER2 targeted regimens (including HER2 ADC and HER2 bi-specifics)       Unique PK profiles (low serum payload exposure)  ü ü mDOR of 14.4 months and 12.9 months for ACE-Breast-01 trial at 1.5 mg/kg and 1.3 mg/kg cohorts, respectively* Generally well tolerated with low systemic toxicity; most adverse events being Grade 1 or 2, and are manageable ü ü Confirmed ORR of 66% (19/29) and 50% (8/16) for ACE-Breast-01 trial at 1.5 mg/kg and 1.3 mg/kg cohorts, respectively* ü © 2021 Ambrx Biopharma Inc. All rights reserved        * Data Cut-off for ACE-Breast-01 is Apr-07-2021

Case Study: Observed Brain Met Completely Resolved in the ACE-Pan-Tumor-01 Trial Baseline Brain Met Confirmed PR for a U.S. breast cancer patient with HER2  IHC1+/FISH+ Liver and brain metastases Brain lesion completely resolved after 8 cycles at 0.66 mg/kg (see red circle on CT) Completely Resolved © 2021 Ambrx Biopharma Inc. All rights reserved

Additional Treatment Settings: Strong Anti-tumor Activity in HER2-Low and Synergistic Effects in Combo Cancer Models 10 20 30 40 50 0 500 1000 1500 2000 Effect of ARX788 + anti-PD-1 on JMT-1 Breast Cancer Model Days After Inoculation T u m o r V o l u m e ( m m 3 ) Control ARX788 1mg/kg anti-PD-1 3mg/kg ARX788 + anti-PD-1 1 mg/kg + 3mg/kg Enhanced Activity of ARX788 in Combination with Other Agents in Breast Cancer Model Activity of ARX788 in HER2-Low Breast (BC239) and Gastric (STO179) PDX Models Effect of ARX788 + Tucatinib on BT474 Xenograft Model © 2021 Ambrx Biopharma Inc. All rights reserved

ARX788 Development Strategy: Accelerate Development with Plan to Expand Into Additional Indications and Tumor Types Large market opportunities Accelerate development and expand into other tumor types Long-term: Penetrate into earlier lines and adjuvant/neoadjuvant settings ACE-Breast-02 (China): Pivotal trial for HER2+ breast cancer ACE-Breast-03 (Global): Pivotal single arm trial in HER2+ breast cancer post-T-DM1, and/or T-DXd, and/or Tucatinib ACE-Breast-04 (Global): Phase 3 trial of ARX788 vs T-DM1 in HER2+ breast cancer HER2+ breast cancer with brain metastases HER2-low breast cancer ACE-Gastric-02 (Global): Phase 3 trial for HER2+ gastric / GEJ cancer ACE-Pan Tumor-02 (Global): Tissue-agnostic study in HER2-mutated or HER2-amplified solid tumors Conduct studies in earlier lines and adjuvant/neoadjuvant settings  Combination trials with anti-PD-1/anti-PD-L1, possible plan for co-develop/commercialization Combination trials with CDK 4/6 inhibitors and TKIs. © 2021 Ambrx Biopharma Inc. All rights reserved

Highlight of Pipeline Programs

ARX517 (anti-PSMA ADC) – Promising ADC for mCRPC and PSMA Expressing Tumors Potential for treating PSMA over-expressed cancer such as prostate cancer, especially in metastatic castration-resistant prostate cancer (mCRPC) Potent in vivo anti-tumor demonstrated in both enzalutamide sensitive and resistant prostate cancer models Promising drug property and toxicity profiles Robust GMP manufacturing process established; phase 1 clinical trial materials manufactured Phase 1 initiated in 2021 Dose escalation ongoing Program Highlight In Vivo Activity of ARX517 in an Enzalutamide-sensitive Prostate Cancer PDX Model In Vivo Activity of ARX517 in Enzalutamide-resistant C4-2 Prostate Cancer Xenograft Model © 2021 Ambrx Biopharma Inc. All rights reserved

ARX102 (Smart IL-2) Designed to Stimulate Immune System by Targeting β and γ (While Sparing α) Receptors on T Cell

Program Highlight

- Precision-engineered Smart IL-2 molecules with drastically reduced IL2R-α binding
- Multiple lead molecules showed strong in vitro selective binding and cellular activity
- Ambrx's mammalian-cell-expressed IL-2 is glycosylated, conferring full functionality
- Demonstrated potent in vivo anti-tumor activity as a single agent in BC, CRC, melanoma, and RCC cancer models – stimulate intratumor T-cell infiltration
- **Currently in IND Enabling stage**
- **IND Submission expected in 1H 2022**

Dose-response Activity of ARX102 in E0771 Syngeneic Breast Cancer Model



Tumor Volume (mm³)
3000
2500
2000
1500
1000
500
0
12
14
16
18
20
22
24
26
28
30
Days After Inoculation
p < 0.05
Control
ARX102 (0.3 mg/kg)
ARX102 (1 mg/kg)
ARX102 (3 mg/kg)

ARX102 Increased CD8+ in Tumor Site (CT26 Model)



Vehicle
ARX102 (3mg/kg)

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© 2021 Ambrx Biopharma Inc. All rights reserved
AMBRX

ARX822 (Anti-CD3-Folate Bispecific) Has Demonstrated Strong Anti-tumor Activities Against Ovarian Cancer and TNBC Models

Program Highlight

- ARX822 is a novel Fab-small molecule bispecific targeting folate receptor alpha overexpressed cancers
  - Anti-CD3 Fab engages T cells for tumor killing
  - Away from Fab binding region, two SAA are site-specifically incorporated and then conjugated to two folate-PEGs
  - Dual-folate can bind strongly and specifically to folate receptor alpha
  - PEGs are used to extend *in vivo* half-life time
- Folate receptors are overexpressed in a broad range of solid such as ovarian cancer and Triple Negative Breast cancer (TNBC)
- Potent *in vivo* anti-tumor activities demonstrated for both ovarian cancer and TNBC at low doses
- Preclinical candidate selected and IND enabling studies initiated

Activity of ARX822-Related CD3-Folate Bispecifics in Carboplatin-Resistant Ovarian (OV-90) Cancer Model



Tumor Volume (mm³)
Days After Inoculation
p < 0.05
Contol (Fab)
BiFolate (0.0125 mpk)
BiFolate (0.05 mpk)
Bifolate-BiPEG (0.0125 mpk)
Bifolate-BiPEG (0.05 mpk)
Carboplatin (100mpk)

Activity of ARX822-Related CD3-Folate Bispecifics in TNBC (CAL51) Model



Tumor Volume (mm³)
Days After Inoculation
p < 0.05
Contol (Fab)
Bifolate (0.0125 mpk)
Bifolate (0.05 mpk)
Bifolate-BiPeg (0.0125 mpk)
Bifolate-BiPeg (0.05 mpk)

27 © 2021 Ambrx Biopharma Inc. All rights reserved

AMBRX

Ambrx Immune Stimulating Antibody Conjugate (ISAC) Programs

Program Highlight

- Precision-engineered ISACs are designed to address issues observed with earlier generations of ISACs
  - Enhance stability
  - Mitigated immunogenicity and reduced toxicity
  - Potentially confer a wider therapeutic window
- Identified payloads for ISAC with robust anti-tumor activities
  - In the case of ISAC with payload 3, all the mice in MC38-TAA1 syngeneic tumors model are cured
  - Mice treated with the ISAC developed durable anti-tumor immunity to MC38-hTAA1 or parent tumors in rechallenging
- Preclinical candidate of TAA1-ISAC is being selected for IND enabling studies

Dose-response Activity of TAA1 ISAC in Syngeneic Tumor Model



MC38-hTAA1 (mid/low level)
Mean Tumor Volume (mm³± SEM)
2500
2000
1500
1000
500
0
0
10
20
30
Days post treatment
Vehicle
TAA1-Payload 1
TAA1-Payload 2
TAA1-Payload 3
All treatment groups:
3 mg/kg, IV, QW x 4

TAA1-ISAC Exhibits Durable Anti-Tumor Immunity: Re-challenging study in MC38 Model



MC38-hTAA1
Individual tumor volume (mm³)
800
600
400
200
0
0
10
20
30
Days post inoculation
ISAC Treated
Naive mice
MC38-wt
Individual tumor volume (mm³)
1500
1000
500
0
0
10
20
30
Days post inoculation
ISAC Treated
Naive mice

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© 2021 Ambrx Biopharma Inc. All rights reserved
AMBRX

Summary

Partnering Strategy Late-Stage Programs that have secured human POC Select partner for global clinical, regulatory and commercial expertise and availability of products for combination therapy Geographic Programs that benefit from a regional partner Countries have different disease prevalence, regulatory environments and abilities to enroll certain patients. Partner selected on unique qualities and ability to deliver Early-Stage Programs that are ideas or early preclinical Combines the right people, assets and technologies to create next generation therapeutics by design Academic Partner with leading academic and healthcare institutes Provides collaborations with leading institutions to advance our technology and expand our product pipeline  © 2021 Ambrx Biopharma Inc. All rights reserved

Company Overview

Proprietary technology platform with broad and long-lasting IP protection

- Pioneer of a proprietary technology for incorporation of synthetic amino acid (SSA) into protein manufacture in living industry standard cell lines, including *E. Coli* and CHO cells
- Enables site-specific Engineered Precision Biologics (EBPs), such as Antibody Drug Conjugates (ADCs), bispecifics, ISACs and smart cytokines

Lead asset ARX788 (HER2 ADC) in three pivotal trials with a defined path to commercialization

- FDA **Fast Track** and China NMPA **Breakthrough Therapy** Designations for breast cancer and FDA **Orphan Drug** Designation for gastric cancer

ACE-Breast-01	Phase 1 for heavily pre-treated HER2+ metastatic breast cancer **66% (19 of 29 patients) confirmed ORR and 100% DCR, tolerable safety profile***	(China – Enrollment Completed)
ACE-Breast-02	Phase 3 pivotal trial for HER2+ metastatic breast cancer	(China – Ongoing)
ACE-Breast-03	Phase 2 pivotal trial for HER2+ metastatic breast cancer	(Global – Ongoing)
ACE-Gastric-02	Phase 3 pivotal trial for gastric/GEJ cancer	(Global – Ongoing)

Broad internal pipeline of Antibody Drug Conjugates (ADCs) and Immuno-Oncology (IO) programs initially targeting cancer

- Additional ADCs in various stages of development, including an ongoing Phase 1 trial for ARX517 (anti-PSMA ADC)
- 3 IO programs including smart cytokines (PEG-IL2), bispecifics (CD3-folate) and TLR7/8 antibody conjugates in development

Strong cash position from successful IPO

- Cash and cash equivalents of $167.2 million as of June 30, 2021
- Successful June 2021 IPO raised $126.0 million in gross proceeds
- July 2021 greenshoe option exercise resulted in additional gross proceeds of $16.1 million

31 © 2021 Ambrx Biopharma Inc. All rights reserved

* Apr-07-2021 data cut-off

AMBRX